Reflect Scientific, Inc. Announces the Closing of an Agreement and Plan of Merger with Cryomastor, Inc.

Mountain View, California - (BUSINESS WIRE) - Friday, June 30, 2006 - Reflect Scientific, Inc. (the "Company") (OTCBB: RSCF), an industry leader whose business is the manufacture, supply, and distribution of laboratory equipment and related supplies to the biotechnology, pharmaceutical and medical industries, announces the closing of an Agreement and Plan of Merger under which it has acquired Cryomastor, Inc., a California corporation. Principal terms of the Merger required the Company to: (i) pay an aggregate of $700,000 to the Cryomastor shareholders, pro rata; (ii) advance $300,000 for the operations of Cryomastor; assume and pay a $300,000 debt of Cryomastor owed for a U.S. Patent that comprises its intellectual property within 90 days of the closing; and execute three year employment agreements with Cryomastor's current directors and executive officers. The Company raised in excess of $1,000,000 in a private offering of "restricted" common stock through a registered broker/dealer to "accredited investors" at $1.00 per share that was a condition of the closing of the Merger. The Company anticipates an extension of the offering to complete the maximum offering of $1,500,000 to July 31, 2006.

Reflect Scientific receives as part of the completed Merger, all rights to Cryomastor intellectual property, product and customer testing programs that Cryomastor has underway. The Cryomastor Ultra Low Temperature freezer system has been certified for use through the customer testing program where the Company is now poised for unit sales.

About Cryomastor:

Cryomastor is a privately-held company that was formed to engage in the business of providing low and ultra low temperature storage systems to the biotech, life science, hospitals, military, research and disease control centers industries.

About Reflect Scientific:

Reflect Scientific provides products for the biotechnology, pharmaceutical and medical industries and has had consistent year-over-year growth for more than 13 years. Building upon this successful business model, Reflect Scientific has targeted strategic acquisitions that will increase revenue and profits in their primary market and that will fulfill Reflect's strategic imperative of significant, sustained revenue growth through innovative market need based products.

Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence on third-party suppliers, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.

For more information related to the Reflect Scientific, contact Investor
Relations: Michael Dancy, 801-746-3570, email: medancy@allwest.net, or visit: www.reflectscientific.com.